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EXHIBIT 99.6

                        ACE MARKETING & PROMOTIONS, INC.
                               457 ROCKAWAY AVENUE
                             VALLEY STREAM, NY 11581
                                 (516) 256-7766

ACE REPORTS 2008 RESULTS OF OPERATIONS-SALES INCREASED 7.9% AND ALSO EXTENDED THE EXPIRATION DATE OF ITS CLASS A AND CLASS B WARRANTS THROUGH JULY 1, 2009

VALLEY STREAM, NY -- March 27, 2009


Ace Marketing & Promotions, Inc. (OTC BB: AMKT) announced today its results of operations for 2008.


                                                   Year Ended December 31
--------------------------------------------- ----------------------------------
                                                    2008              2007
                                                    ----              ----
Revenue (A)                                    $   6,069,356     $   5,660,102
Cost of Revenues                                   4,383,183         3,844,047
Gross Profit (B)                                   1,686,173         1,816,055
Operating Expenses (C)                             2,927,620         2,721,058
Loss from operations (D)                          (1,241,447)         (905,003)
Net Loss (D)                                      (1,230,393)         (879,055)
Preferred Stock Dividend                              96,500                 -
Net Loss Allocable to Common Stockholders         (1,326,893)         (879,055)
Net (Loss) per common Share                             (.16)             (.11)
Weighted average common Shares
Outstanding                                        8,270,985         8,021,521
--------------------------------------------- ----------------- ----------------

         (A) Increase in revenues is due to the collaborated effort with a major customer, Ace Marketing was able to create, administer and fulfill an in house order which benefited over 3,500 members of the organization. This order was responsible for approximately 12.9% of revenues for the year ended December 31, 2008. We can provide no assurance that this large order will be recurring in future operating periods.

         (B) Gross profits will vary period-to-period depending upon a number of factors including the mix of items sold, pricing of the items and the volume of product sold. Also, it is our practice to pass freight costs on to our customers. Reimbursement of freight costs which are included in revenues have lower profit margins than sales of our promotional products and has the effect of reducing our overall gross profit margin on sales of products, particularly on smaller orders. The 2008 gross profit was negatively impacted by reduced gross profit achieved in connection with the large order placed by members of a police organization.

         (C) Operating expenses include such costs as payroll and related expenses, commissions, insurance, rents, professional, consulting and public awareness fees. The overall increase was primarily due to increase in stock based compensation.

         (D) Our net loss for 2008 as compared to the comparable period of the prior year was due to an increase in stock based payments and a decrease in gross profit. No benefit for income taxes is provided for 2008 and 2007 due to the full valuation allowance on the net deferred tax assets. Our ability to be profitable in the future is dependent upon both a turnaround in the United States economy and the successful introduction and usage of our proximity marketing services by our clients, which commenced in August 2008.


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On March 26, 2009, Ace extended the expiration date of its Class A and Class B
Warrants through the close of business on July 1, 2009. These Warrants have an exercise price of $2.00 per share.


ABOUT ACE MARKETING

Ace Marketing & Promotions, Inc. is a premier Promotional Marketing solutions company. Its Corporate Overview is available at http://www.acemarketing.net on the "About Us" tab. In addition Ace has also added several new revenue stream models. The long-term strategic plan is for Ace find new opportunities while leveraging its core competencies.


For additional information, a copy of Ace's Form 10-K can be obtained on the Internet by going to www.acemarketing.net, clicking on links and then clicking on SEC Filings.


Safe Harbor Statement Under the Private Securities Litigation Reform Act of
1995.


Certain statements in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performances or achievements express or implied by such forward-looking statements. The forward-looking statements are subject to risks and uncertainties including, without limitation, changes in levels of competition, possible loss of customers, and the company's ability to attract and retain key personnel.